UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________
FORM 11-K
_______________________

FOR ANNUAL REPORT OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File No. 001-34257

UNITED FIRE GROUP 401(k) PLAN
(Full title of the plan)

 United Fire Group, Inc.
(Name of issuer of the securities held pursuant to the plan)
118 Second Avenue SE
Cedar Rapids, IA 52401
(Address of principal executive office)

United Fire Group 401(k) Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
United Fire Group 401(k) Plan
Cedar Rapids, Iowa

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of United Fire Group 401(k) Plan (the Plan) as of December 31, 2025 and 2024, the related statements of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

We have served as the Plan’s auditor since 2023.

/s/FORVIS MAZARS, LLP
West Des Moines, Iowa
June 10, 2026

United Fire Group 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2025 and 2024

(in thousands)	2025	2024
Assets
Investments:
Participant-directed investments, at fair value	$159,559	$143,774
Participant-directed investments, at contract value	6,832	6,233
Total investments	$166,391	150,007
Notes receivable from participants	189	91
Net Assets Available for Benefits	$166,580	$150,098
See accompanying notes to financial statements.

United Fire Group 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2025

(In thousands)	2025
Additions
Contributions:
Participant	$10,499
Employer	3,812
Rollover	4,371
Total contributions	$18,682
Investment income:
Net realized and unrealized appreciation in fair value of investments	$21,853
Dividends	574
Net investment income	$22,427
Interest income on notes receivable from participants	9
Total additions	$41,118
Deductions
Benefits paid to participants	$24,316
Administrative expenses	295
Other expenses	25
Total deductions	$24,636
Increase (decrease) in net assets available for benefits	$16,482

Net Assets Available for Benefits:
Balance, beginning of year	$150,098
Balance, end of year	$166,580
See accompanying notes to financial statements.

United Fire Group 401(k) Plan
Notes to Financial Statements
December 31, 2025 and 2024
(Amounts in thousands, unless otherwise noted)
NOTE 1. PLAN DESCRIPTION
The following description of the United Fire Group 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.
General - The Plan is a defined contribution plan covering regular employees of United Fire Group, Inc. and its subsidiaries (collectively, the "Company") who have at least one hour of service and have attained the age of 21. Part-time employees who have at least 500 hours of service and have attained the age of 21 may also participate. United Fire & Casualty Company, a subsidiary of United Fire Group, Inc., serves as the plan administrator and "Plan Sponsor." The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The effective date of the Plan is August 1, 1989. There have been various amendments to the Plan since the effective date as described in the sections below.
Plan Custodian - The Plan custodian is Principal Financial Group (the "Plan Custodian").
Contributions - Participants may contribute up to an annual dollar limitation of their eligible compensation to the Plan through salary deferral through pre-tax 401(k) contributions, Roth 401(k) contributions, or a combination of the two. The Plan includes an automatic enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 6 percent of eligible compensation with contributions invested in the designated default fund until changed by the participant. The deferral percentage for automatically enrolled participants increases by 1 percent per year up to a maximum of 15 percent of a participant's compensation.
The Company matches 50 percent of the first 8 percent of employee contributions. The Company may also make discretionary contributions to the Plan as defined by the Board of Directors of the Plan. The Company did not make any discretionary contributions during the year ended December 31, 2025.
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of any (a) discretionary contributions; (b) Plan earnings; and (c) Plan losses. Allocations are based on participant earnings, losses, or account balances per the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Participants direct the investment of participant and Company matching contributions into mutual fund, common collective trust, pooled separate account, employer stock fund, fixed income fund, and self-directed retirement account investment options offered by the Plan.
Vesting - Participants' contributions and subsequent earnings and losses immediately vest. Vesting of Company matching and discretionary contributions, plus actual earnings, is based on years of credited service. A participant is 100 percent vested after 3 years of credited service for employer matching contributions and 2 years of credited service for discretionary contributions. A participant with less than the required years of credited service is not vested except in the event of the participant's death or disability while employed by the Company, at which time the participant becomes 100 percent vested.
Forfeitures - Upon termination, the non-vested portion of a participant's account balance is forfeited. Forfeitures are used first to reduce the Plan's ordinary and necessary administrative expenses for the Plan year, and then, reduce the employer contributions for the Plan year. There is an immaterial amount of forfeited account balances included in the Plan's net assets available for benefits at December 31, 2025 and 2024.
Notes Receivable from Participants - Participants may borrow a minimum of $1 up to a maximum equal to the lesser of $50 or 50 percent of their vested account balance. Loan terms range from one to five years, except for the purpose of acquiring the participant's principal residence for which the term is commensurate with local prevailing terms, as determined by the Company. The loans are secured by the balance in the participant's account and bear interest at a rate determined at the time of each loan by the Plan Custodian. Principal and interest is paid ratably through semi-monthly payroll deductions.
Payment of Benefits - Upon termination of service, a participant may elect to receive either a direct rollover, a lump-sum amount equal to the value of their vested account, or installment payments over a fixed period of time not to exceed the participant's life expectancy or the joint life expectancy of the participant and the participant's designated beneficiary. Prior to separation from service, participants may elect a hardship distribution in accordance with the Plan agreement. Additionally, prior to separation from service, participants are eligible for an in-service withdrawal after they have reached the age of 59 1/2.
Administrative Expenses - The Plan's administrative expenses are paid by either the Plan or the Company, as provided by the Plan agreement. Payments made by the Plan toward administrative expenses are done so through the use of forfeitures. The Company used $1 from participant forfeitures to pay Plan administrative expenses of $295 for the year ended December 31, 2025.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America ("GAAP") and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and changes therein during the reporting period. Actual results could differ from those estimates.
Participant-Directed Investments - The Plan's investments are reported at fair value, with the exception of fully benefit-responsive investment contracts, which are reported at contract value. Purchases and sales of investments are recorded as of the trade date. See Note 3 Fair Value Measurements for discussion of fair value measurements and Note 6 Group Annuity Contract for discussion of benefit-responsive investment contracts.
Investment Income - Interest income is recorded as earned on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation in fair value of investments includes the gain or loss on investments bought, sold, and held during the year, as well as, the unrealized change in fair value of investments.
Contributions - Participant contributions are made through payroll deductions and recorded in the period they are withheld from compensation. The Company's matching contributions are made each pay period based on the participant's contribution for that pay period.
Distributions to Participants - Benefit payments and participant withdrawals are recorded when paid by the Plan.
Notes Receivable from Participants - Represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred.
Risks and Uncertainties - The Plan invests in various investment securities. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investments, including the Plan’s investment in United Fire Group, Inc. common stock, will occur in the future and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Subsequent Events - In the preparation of the accompanying financial statements, the Plan Sponsor has evaluated all material subsequent events or transactions that occurred after December 31, 2025 through the date on which the financial statements were issued for potential recognition or disclosure in the Plan's financial statements.
NOTE 3. FAIR VALUE MEASUREMENTS

Current accounting guidance on fair value measurements includes the application of a fair value hierarchy that requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Plan's financial instruments that are recorded at fair value are categorized into a three-level hierarchy, which is based upon the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (i.e., Level 1) and the lowest priority to unobservable inputs (i.e., Level 3). Financial instruments recorded at fair value are categorized in the fair value hierarchy as follows:
•Level 1: Valuations are based on unadjusted quoted prices for identical financial instruments in active markets that we have the ability to access at the measurement date.
•Level 2: Valuations are based on quoted prices for similar financial instruments in active markets, in markets that are not active or on inputs that are observable either directly or indirectly for the full term of the financial instrument.
•Level 3: Valuations are based on pricing or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement of the financial instrument. Such inputs may reflect management's own assumptions about the assumptions a market participant would use in pricing the financial instrument.
If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the financial instrument. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment. We review the fair value hierarchy categorizations on a annual basis at which time the classification of certain financial instruments may change if the input observations have changed. Transfers between levels, if any, are recorded as of the beginning of the reporting period.
The following tables present the categorization of the Plan's investments measured at fair value on a recurring basis in the accompanying statements of net assets available for benefits at December 31, 2025 and 2024:

		Fair Value Measurements
Description	December 31, 2025	Level 1	Level 2	Level 3
Mutual funds	$30,639	$30,639	$—	$—
Common collective trusts	87,165	—	87,165	—
United Fire stock fund	4,402	4,402	—	—
Pooled Separate Accounts	35,661	—	35,661	—
Self-directed brokerage account	1,692	1,692	—	—
Total investments	$159,559	$36,733	$122,826	$—

		Fair Value Measurements
Description	December 31, 2024	Level 1	Level 2	Level 3
Mutual funds:
Mutual funds	$30,633	$30,633	$—	$—
Common collective trusts	73,951	—	73,951	—
United Fire stock fund	3,882	3,882	—	—
Pooled Separate Accounts	34,260	—	34,260	—
Self-directed brokerage account	1,048	1,048	—	—
Total investments	$143,774	$35,563	$108,211	$—
The fair value of the majority of the Plan's investments is determined using a market-based approach with prices obtained from the Plan Custodian which prices the investments daily using independent pricing sources. The valuation technique and market inputs that our Plan Custodian normally seeks to value our securities include the following, depending on the security type: net asset value ("NAV") calculated and reported by the issuer or its agent, last trade, bids and closing price. The Plan Sponsor has determined the pricing information obtained at December 31, 2025 and 2024 was reasonable. There was no change in the valuation methodologies during the year ended December 31, 2025.
Investments in mutual funds are stated at fair value based on quoted market prices reported on recognized and active market securities exchanges on the last business day of the year, which represent the NAV of shares held by the Plan in the respective funds at the reporting date.
Investments in common collective trusts are valued at the NAV of units of the bank collective trust. NAV is a readily determinable fair value and is the basis for current transactions.
Investments in the United Fire Stock Fund are stated at fair value based on quoted market prices of United Fire Group, Inc. common stock. Included in the fund is an immaterial amount of interest-bearing cash.

Investments in the pooled separate accounts are valued using the NAV of units, as determined by the insurance company. NAV is a readily determinable fair value and is the basis for current transactions.

Investment in self-directed retirement accounts include common stocks and mutual funds, which are stated at fair value based on quoted market prices reported on recognized and active market securities exchanges on the last business day of the year.

NOTE 4. PLAN TERMINATION
Although it has not expressed any intention to do so, United Fire & Casualty Company has the right under the Plan agreement to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become fully vested in their accounts, and would be entitled to receive the entire amount of their account.
NOTE 5. FEDERAL INCOME TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service ("IRS") dated August 6, 2010, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and therefore the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan has had various amendments as described in Note 1 "Plan Description." Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is operating in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended, is qualified and the related trust is tax-exempt for the years ended December 31, 2025 and 2024.

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2025, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
NOTE 6. GROUP ANNUITY CONTRACT WITH PRINCIPAL LIFE INSURANCE COMPANY
The Plan previously entered into a guaranteed investment contract ("GIC") that is a group annuity contract, backed by the assets of the general account of Principal Life Insurance Company. The GIC, the Principal Fixed Income Guarantee Option fund, is considered a fully benefit-responsive investment contract and is measured, presented and disclosed at contract value within the Statements of Net Assets Available for Benefits. Participant transactions are executed using contract value without adjustment. The GIC issuer guarantees to pay a specified interest rate which is reset semi-annually on June 1 and December 1. The GIC's guaranteed crediting rate as of December 31, 2025 was 4.65% with a contract value of $6,832. This compares with a crediting rate of 4.75% and a contract value of $6,233 at December 31, 2024. The contract has a surrender charge of 5% if it is terminated by the contract holder or the Plan terminates its interest in the contract, unless there is agreed upon notice given and transfers out of the contract prior to termination of the Plan’s interest do not exceed the contractual limitations. In the event of termination, contract value less surrender charges is used to determine the fair value of the contract.
This GIC is reported at contact value as it meets the fully benefit-responsive investment contract criteria. Contract value is calculated as contributions, plus earnings, less withdrawals and administrative expenses. Participant transactions are executed at contract value less surrender charges, if applicable, which is the relevant measure for fully benefit-responsive investment contracts. The Plan's ability to meet its contractual obligations to settle amounts due is dependent on the issuer, which could be impacted by economic and regulatory changes. Currently, there is no probability of the issuer not being able to fulfill its contractual obligations at contract value.
NOTE 7. PARTY-IN-INTEREST TRANSACTIONS
At December 31, 2025 and 2024, the Plan held units of collective investment trust funds, pooled separate accounts, fixed-income guaranteed fund and self-directed brokerage accounts managed by the Plan Custodian. The Plan also invests in the common stock of United Fire Group, Inc. via the United Fire Stock Fund. These transactions qualify as party-in-interest transactions (as defined by ERISA); however, they are exempt from the prohibited transaction rules under ERISA.
Participants have loans from their fund accounts outstanding in the amount of $189 as of December 31, 2025.
NOTE 8. PARTICIPANT CONTRIBUTIONS TRANSFERRED LATE TO PLAN
In 2025, based on the timing of historical remittances to the Plan which established the earliest date on which contributions could reasonably be segregated from the Company's general assets, the Company did not make any late remittance of Plan contributions. In 2024, the Company made one late remittance of Plan contributions relating to the May 15, 2024 pay period. This remittance totaled $428. Using the Department of Labor's Voluntary Fiduciary Correction Program ("VFCP") calculator, the Company determined the lost earnings relating to the late remittances were $1 and were fully corrected under the VFCP during the year ended December 31, 2024.

Supplemental Schedules

United Fire Group 401(k) Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
EIN 42-0644327
Plan Number 004
December 31, 2025

(In thousands, except share amounts)
Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value***
Mutual Funds
Fidelity Investments	Fidelity Adv Eq Growth Z Fund	$7,995
JP Morgan Funds	JP Morgan Mid Cap Growth R6 Fd	5,039
Metropolitan Life Insurance Co	Metropolitan Wt Tl Rtn Bd Plan	4,633
T. Rowe Price Funds	T.R Price Mid-Cap Val I Fd	4,271
MFS Investment Management	MFS Value R6 Fund	3,533
Fidelity Investments	Fidelity Adv Fc Emerg Mrkts Z	2,554
Cohen & Steers	Cohen & Steers Re Est Sec Z Fd	1,606
Fidelity Investments	Fidelity Adv Total Bond Z Fd	1,008
Total Mutual Funds		$30,639

Common Collective Trusts
Principal Global Investors Trust Co*	Prin LifeTime Hyb 2030 CIT X	$22,818
Principal Global Investors Trust Co*	Prin LifeTime HB 2040 CIT X	22,461
Principal Global Investors Trust Co*	Prin LifeTime Hy 2050 CIT X	19,860
Principal Global Investors Trust Co*	Prin LifeTime Hy 2060 CIT X	8,163
GREAT GRAY TRUST COMPANY	Large Cap Growth Fund II R1 Fd	6,346
Principal Global Investors Trust Co*	Prin LifeTime Hyb 2020 CIT X	3,604
GREAT GRAY TRUST COMPANY	International Equity R1 Fund	2,839
Principal Global Investors Trust Co*	Prin LifeTime Hy Inc CIT X	749
Principal Global Investors Trust Co*	Prin LifeTime Hyb 2070 CIT X	325
Total Common Collective Trusts		$87,165

Pooled Separate Accounts
Principal Life Insurance Company*	Prin LgCp S& P 500 Index SA-Z	$21,318
Principal Life Insurance Company*	Prin Intl Equity Index SA-Z	4,161
Principal Life Insurance Company*	Prin MidCap S&P 400 Idx SA-Z	3,467
Principal Life Insurance Company*	Prin High Yield Sep Acct-Z	2,275
Principal Life Insurance Company*	Prin SmCap Value II Sep Acct-Z	1,732
Principal Life Insurance Company*	Prin SmCap S&P 600 Index SA-Z	1,559
Principal Life Insurance Company*	Prin SmCap Growth I Sep Acct-Z	1,149
Total Pooled Separate Accounts		$35,661

United Fire Group, Inc*	United Fire Group Stock Fund	$4,402

Fixed Income
Principal Life Insurance Company*	Principal Fixed Income Guarantee Option**	$6,832

Personal Choice Retirement Accounts
Schwab Funds	Self-Directed Broker Account	$1,692
Total participant-directed investments at fair value		$166,391
Participant Loans*	Maturing 2026 - 2040; Interest rates 4.25% - 9.50%	189
Total assets held for investment purposes		$166,580
*Indicates a party-in-interest to the Plan.
**This investment is presented at Contract Value, which, for purposes of this Schedule H Supplemental Table, equals Fair Value. Refer to Note 6.
***Cost information is not required for Member directed investments, and therefore is not included.

EXHIBIT INDEX

Exhibit No. Exhibit Description
*23.1 Consent of Independent Registered Public Accounting Firm - Forvis Mazars, LLP

_______
*Filed herewith.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, United Fire & Casualty Company, as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Fire Group 401(k) Plan
By: United Fire & Casualty Company
Date:	June 10, 2026	By:	/s/ Eric J. Martin
Eric J. Martin
Executive Vice President & Chief Financial Officer